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August 13, 2015

VIA EDGAR

Securities and Exchange Commission
100F Street, N.E.
Washington, D.C. 20549

Attn:	Katherine Wray
Attorney-Advisor

Re:	B.O.S. Better Online Solutions Ltd.
Registration Statement on Form F-3
Filed July 9, 2015
File No. 333-205572

Ladies and Gentlemen:

On behalf of B.O.S. Online Solutions, Ltd., an Israel corporation (“BOS” or the “Company”), we are filing herewith Amendment No. 1 to the Company’s Registration Statement on Form F-3. We have set forth below the Company’s responses to the Staff’s comment letter dated August 5, 2015, with respect to the Form F-3. The Staff’s comments have been reproduced (in bold) below and are immediately followed by the Company’s responses thereto.

Prospectus Summary

Standby Equity Distribution Agreements, page 2

1.	Please revise to state clearly that YA Global’s obligations under the 2014 SEDA are not transferable.

The Company has complied with the Staff’s comment.

Selling Shareholders, page 18

2.	We note your discussion of past transactions with YA Global. Please expand your discussion to ensure that it covers all past transactions with this selling shareholder, including sales of your ordinary shares under the 2014 Standby Equity Distribution Agreement, and disclose the impact of those transactions on the market price of your stock.

The Company has complied with the Staff’s comment.

On behalf of the Company, we acknowledge that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the responses, please do not hesitate to call me at 212-841-0700.

Cordially,

/s/ Brian Brodrick
Brian Brodrick